Thomas W. Kellerman

Partner

650.843.7550

tkellerman@MorganLewis.com

October 19, 2009

VIA FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Nature’s Sunshine Products, Inc.
Preliminary Proxy Statement on Schedule 14A, filed October 13, 2009
File No. 000-08707

Dear Mr. Riedler:

On behalf of Nature’s Sunshine Products, Inc. (the “Company”), we respectfully submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Douglas Faggioli at the Company, dated October 16, 2009 (the “Comment Letter”), with respect to the Company’s revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on October 13, 2009 (the “Schedule 14A”).  The numbered paragraph set forth below restates the numbered paragraph in the Comment Letter, and the discussion set out below such paragraph is the Company’s response to the Staff’s comments.

1.                                      Please refer to Proposal 15.  We note that on September 24, 2009, the Board approved option grants to purchase up to 230,650 shares of common stock to certain individuals.  Please expand your disclosure to state the exercise price of the options granted on September 24, 2009.

We have revised Proposal 15 to expand the disclosure under the heading “New Plan Benefits”.  The entire revised paragraph under “New Plan Benefits” is set forth below, with the new language underlined and in bold for the convenience of the Staff.

On September 24, 2009, the Board approved option grants to purchase up to an aggregate of 230,650 shares of our Common Stock subject to shareholder approval of the 2009 Stock Incentive Plan at the Annual Meeting to 5 of our named executive officers, 1 other executive officer, 5 non-employee directors and 14 employees as detailed in the table below. The options have a maximum term of 10 years and an exercise price of $5.35, the closing sale price of the common stock on September 24, 2009. Each of the options granted to our non-employee directors will vest and become exercisable in full upon shareholder approval of the 2009 Stock Incentive Plan at the Annual Meeting. Each of the options granted to our named executive officers, other executive officers and non-executive employees will vest in full on September 1, 2012, provided the optionee continues in the Company’s service through such date. In the event shareholder approval of the 2009 Stock Incentive Plan is not obtained at the Annual Meeting, the option grants detailed below will terminate immediately and cease to be outstanding.

Once the Commission has reviewed and approved this revision, the Company will file its definitive Schedule 14A incorporating the revision.  For the convenience of the staff, we are also sending three (3) marked copies of the form of the definitive Schedule 14A under separate cover, which have also been marked to show changes from the Schedule 14A as filed on October 13, 2009.

On behalf of the Company, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that our responses have adequately addressed the concerns you raised in the Comment Letter.  If you should require any additional information in connection with our responses, please feel free to contact the undersigned at (650) 843-7550.

Very truly yours,

Thomas W. Kellerman

c:	Douglas Faggioli
President and Chief Executive Officer
Nature’s Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606